FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒     Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .]

PRESS RELEASE

Wavecom Announces Appointment of Dr. Ronald D. Black as CEO

Issy-les-Moulineaux, France – July 27, 2004 Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché Euronext: AVM; ISIN: FR0000073066), a provider of integrated wireless technology solutions, today announced that its Board of Directors has unanimously elected Ronald D. Black to succeed Aram Hékimian as Chief Executive Officer of the company.  Dr. Black, 40, who is an American, will join Wavecom full-time as of August 16, 2004 and assume the title of CEO as soon as French immigration formalities are completed.  Most recently he served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless.

Michel Alard, Wavecom Chairman, expressed his enthusiasm on behalf of the Board of Directors, “We are extremely pleased to announce the appointment of Ron Black as Wavecom’s new CEO.  Ron brings with him an extensive managerial and technical background in the wireless sector.  The Board felt that his combination of skills and experience are what we need at this pivotal point in Wavecom’s evolution. We are confident that he will provide the company with a clear focus and direction that will allow us to accomplish both our short- and long-term aspirations.”

Mr. Alard added, “We are grateful for the tremendous contribution Aram Hékimian has made to Wavecom since he and I founded the company in 1993.  He remains a major shareholder and we look forward to his continued active involvement in the Company both as a member of the Board of Directors and specifically in assuming direct responsibility for strategic projects as defined by the CEO and the Board of Directors.”

Dr. Black brings with him many years of international experience in semiconductors eight of which involved the wireless technology sector.  At Agere, he was based in the U.K. where he led businesses in wireless data, computer communications and hard disk drive storage solutions; he also served as Senior Vice President of Strategy in charge of Strategic Marketing, Business Development, Mergers and Acquisitions and Intellectual Property.

Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks.  Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector.  In that position, he oversaw several product areas, including microprocessors, memories and transceivers.  Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas.

Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

Wavecom will publish its second quarter 2004 financial results today, July 27, at 7:30 a.m. Paris time, followed in the afternoon by a conference call at 3 p.m. Paris time to comment second quarter 2004 financial results.  The conference call will be simulcast on the Wavecom corporate website:  www.wavecom.com investors section.

About Wavecom

Wavecom is a worldwide provider of integrated technology solutions for wireless voice and data applications. Wavecom’s solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA) and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Nouveau Marché: AVM) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

Wavecom investor/media contact	USA (financial)
Lisa Ann Sanders	John D. Lovallo
Investor Relations Director	Ogilvy Public Relations Worldwide
Tel: +33 1 46 29 41 81	Tel. : +1 (212) 880-5216
lisaann.sanders@wavecom.com	john.lovallo@ogilvypr.com

Europe (financial and media)
Ogilvy PR
Benjamin Perret
Tel : 01 53 67 12 78
benjamin.perret@ogilvy.com

This press release may contain forward-looking statements that relate to the Company’s plans, objectives, estimates and goals. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements. The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 27, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer